Filed by Cameron International Corporation
Commission File No. 01-13884
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: NATCO Group, Inc.
Commission File No.: 001-15603

To our valued Customers:

We are pleased to announce that NATCO will soon become a part of Cameron in a transaction announced last night subject to our shareholders’ favorable vote.  The combination of NATCO and the product lines of Petreco, Cameron’s Processing Systems division, will create industry-leading capabilities to deliver Production Process Technologies worldwide.  NATCO has over 80 years of experience in the industry and brings a wealth of leading process solutions.  Petreco’s technologies, represented by names such as WEMCO and Krebs, have been part of high-value process solutions for years.  Combining these two companies under the Cameron umbrella will establish a company with complementary capabilities in global fabrication, leading technologies, and experienced personnel that will meet your current production processing challenges.  In addition, the ongoing development work of both companies in subsea processing will advance new technologies to meet your deepwater challenges in the future.  During the next few weeks, we will be updating you on our progress.  In the meantime, please contact your NATCO representative with any questions.

John U. Clarke	Patrick M. McCarthy
Chairman & Chief Executive Officer	President & Chief Operating Officer

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties. NATCO cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron's and NATCO's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's web site http://www.sec.gov. Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron will file with the SEC a Registration Statement on Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO's stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and NATCO with the SEC at the SEC's website at www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing Cameron's website at www.c-a-m.com under the heading "Investor Relations" and then under the heading "SEC Filings" or by accessing NATCO's website at www.natcogroup.com under the tab "Investor Relations" and then under the heading "SEC Filings."

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO's proxy statement when it is filed with the SEC. You can find information about NATCO's executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO using the contact information above.